Consent of Independent Registered Public Accounting Firm

The Board of Trustees

The Target Portfolio Trust:

We consent to the use of our reports dated September 17, 2018, with respect to the financial statements and financial highlights of PGIM QMA Small Cap Value Fund (formerly Prudential QMA Small-Cap Value Fund), and dated September 18, 2018, with respect to the financial statements and financial highlights of PGIM Corporate Bond Fund (formerly Prudential Corporate Bond Fund) and PGIM Core Bond Fund (formerly Prudential Core Bond Fund) (each a series of The Target Portfolio Trust), as of July 31, 2018, and for the respective years or periods presented therein, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

September 27, 2018